July 9, 2019

Erica J. Rogers
Chief Executive Officer
Silk Road Medical, Inc.
1213 Innsbruck Dr.
Sunnyvale, CA 94089

       Re: Silk Road Medical, Inc.
           Draft Registration Statement on Form S-1
           Submitted June 28, 2019
           CIK No. 0001397702

Dear Ms. Rogers:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tim Buchmiller, staff attorney, at (202) 551-3635 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Electronics and Machinery
cc:    Philip H. Oettinger, Esq.